UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated November 3, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: November 3, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors October sales at 42,819 nos.

Mumbai, November 1, 2014:Tata Motors' total sales (including exports) of Tata commercial and passenger vehicles in October 2014 were 42,819 vehicles, a decline of 17% over 51,638 vehicles sold in October 2013. The company's domestic sales of Tata commercial and passenger vehicles for October 2014 were 38,760 nos., 17% decline over 46,926 nos., sold in October last year. The decline was largely as the market continues to remain challenged by macroeconomic trends: while segments such as M&HCV showed a 30% growth year-on-year, other segments such as the LCV sales continues to remain impacted by stringent financial rates and low consumer sentiment.

Cumulative sales (including exports) for the company for the fiscal are 279,489 nos., lower by 22% over 356,380 nos., sold last year.

Passenger Vehicles

The trend of growth primarily driven by new launches continued - with the strong Zest sales, Tata Motors saw its sedan segment sales shoot by 49% year-on-year (and continued to show a month-on-month growth). But the muted market sentiment continued to impact overall sales: sales of the passenger cars in October 2014 were at 9,594 nos., lower by 12% over 10,944 sold in October 2013. The sales of utility vehicles were 1,917 nos., declined by 40% over 3,189 nos., sold in October last year. Sales of all Tata Motors passenger vehicles for October 2014 were at 11,511 nos., lower by 19% over 14,133 vehicles sold in October 2013.

Cumulative sales of the passenger cars this fiscal was 52,810 nos., lower by 19% over vehicles sold, over last year. The utility vehicles sales stood at 15,356 nos., 16% decline over 18,378 nos., sold last year. Cumulative sales of all passenger vehicles in the domestic market for the fiscal are 68,166 nos., lower by 19% over last year.

Commercial Vehicles

The company's sales of commercial vehicles in October 2014 in the domestic market were 27,249 nos., a 17% decline compared to 32,793 vehicles sold in October last year. LCV sales were 16,897 nos., a decline of 32% over October last year, while M&HCV sales stood at 10,352 nos., a growth of 30%, over October last year.

Cumulative sales of commercial vehicles in the domestic market for the fiscal was 182,948 nos., lower by 25% over last year. Cumulative LCV sales was 116,142 nos., a decline of 34% over last year, while M&HCV sales at 66,806 nos., remained flat.

Exports

The company's sales from exports were 4,059 nos. in October 2014, declined by 14% compared to 4,712 vehicles in October last year. The cumulative sales from exports for the fiscal at 28,375 nos., was lower by 5% over 29,747 nos., over last year.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.